[redacted]

PE 04/07/2013

13001774

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

APR 11 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-11-13

Mary Pat Tifft
*** FISMA & OMB Memorandum M-07-16 ***

Re: Wal-Mart Stores, Inc.
Incoming letter dated April 7, 2013

Dear Ms. Tifft:

This is in response to your letter dated April 7, 2013 concerning the shareholder proposal submitted to Wal-Mart by Mary Pat Tifft, Jackie Goebel, Cynthia Murray, Janet Sparks, and Carlton Smith. In that letter, you requested that the Commission review the Division of Corporation Finance's March 27, 2013 letter granting no-action relief to Wal-Mart's request to exclude the proposal from its 2013 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

April 7, 2013

Ms. Elizabeth Murphy, Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Appeal of Mary Pat Tifft and Co-Sponsors From No-Action Determination Regarding Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Dear Secretary Murphy,

I write to request that the Commission exercise its discretion under 17 C.F.R. section 202.1(d) to review a determination by the Division of Corporation Finance (the "Staff") allowing Wal-Mart Stores, Inc. ("Wal-Mart") to exclude from its proxy materials for the 2013 annual meeting of shareholders ("AGM") the shareholder proposal (the "Proposal")(attached as Exh. 1) submitted by me and several co-sponsors (together, the "Proponents") pursuant to the Commission's Rule 14a-8 (the "Rule").

As we explain more fully below, the Staff's determination involves a "novel" issue of "substantial importance" as required by 17 C.F.R. section 202.1(d). Wal-Mart has advised the Staff that it intends to file its definitive proxy materials on or about April 17, 2013.

Background

The Proposal asks that Wal-Mart's board "report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a 'human rights risk assessment') addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making"

By letter dated February 1, 2013 (the "No-Action Request")(attached as Exh. 2), Wal-Mart stated that it was entitled to exclude the Proposal from its proxy materials to be distributed to shareholders in connection with its 2013 AGM because (a) it had substantially implemented the Proposal, justifying exclusion pursuant to Rule 14a-8(i)(10); and (b) a proposal addressing substantially the same subject matter as the Proposal, which was voted on at Wal-Mart's 2011 AGM (the "2011 Proposal")(attached as Exh. 3), did not receive the level of support required for resubmission, as required by Rule 14a-8(i)(12) (the "Resubmission Threshold Exclusion").

The Proponents responded to the No-Action Request by letter dated March 4, 2013 (attached as Exh. 4). We argued that Wal-Mart had not substantially implemented the Proposal, pointing out numerous aspects of the Proposal on which Wal-Mart had not made responsive disclosure. As well, we disagreed with Wal-Mart that the Proposal addressed substantially the same subject matter as the 2011 Proposal. We noted that the Proposals sought to elicit disclosure from different parties; that the coverage of the Proposal and the 2011 Proposal differed significantly; and that the focus of the Proposal was on high-level risk identification and analysis, while the 2011 Proposal sought detailed disclosure about specific violations and remediations.

In a letter dated March 27, 2013 (the "Determination")(attached as Exh. 5), the Staff found some basis for Wal-Mart's view that it could exclude the Proposal pursuant to the Resubmission Threshold Exclusion. The Determination stated, "we note that a proposal dealing with substantially the same subject matter was included in Wal-Mart's proxy materials for a meeting held in 2011 and that the 2011 proposal received less than 3 percent of the vote." The Determination did not explain why the Staff concluded that the Proposal and the 2011 Proposal dealt with substantially the same subject matter.

The Determination reflects an overly broad conception of what constitutes "substantially the same subject matter" that is inconsistent with the purpose of the Resubmission Threshold Exclusion and thereby undermines shareholders' ability to propose diverse solutions to persistent company problems.

In 1983, the Commission adopted the current language of the Resubmission Threshold Exclusion. Previously, the Rule had allowed exclusion of a proposal if "substantially the same proposal" had been included in the company's proxy statement in prior years and failed to achieve the requisite support.

The Commission proposed to allow exclusion if a proposal on "substantially the same subject matter," rather than substantially the same proposal, had been voted on and obtained insufficient support. The release proposing this change (the "Proposing Release") explained that the Staff had to that point interpreted the Resubmission Threshold Exclusion to require that the proposals be "virtually identical (in form as well as substance)." (Exchange Act Release No. 19135 (Oct. 14, 1982)) As a result, critics complained that "proponents are able to evade the strictures of paragraph (c)(12) [now (i)(12)] by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing its language in a manner that precludes one from saying that the proposal is identical to a prior proposal." (Id.)

In adopting the proposed change, the Commission noted that commenters favoring it had focused on abuse by proponents who "make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue." (Exchange Act Release No. 20091 (Aug. 16, 1983) (the "Adopting Release")) The Commission acknowledged that "interpretation of the new provision will continue to involve difficult subjective judgments" but that an "improperly broad interpretation of the new rule will be avoided" by considering the substantive concerns raised by a series of proposals. (Id.)

The Commission's statements in both the Proposing and Adopting Releases make clear that the revised Resubmission Threshold Exclusion was intended to prevent proponents from tweaking the same unpopular proposal and resubmitting it year after year despite shareholder indifference. That is not what happened with the Proposal and the 2011 Proposal, whose substantive differences are real and significant:

- The Proposal asks for a report on Wal-Mart's process for identifying and analyzing potential and actual human rights risks of Wal-Mart's operations and supply chain, while the 2011 Proposal asks Wal-Mart to press its suppliers to publish annual sustainability reports. The proposals thus attempt to obtain disclosure from completely different parties that occupy different positions in the supply chain; as a result, that disclosure would differ in meaningful ways.
- The Proposal specifically seeks disclosure of risks created by Wal-Mart's own operations, which would include its retail stores and warehouses. The 2011 Proposal was aimed solely at suppliers and did not involve Wal-Mart's own operations.
- The Proposal calls for a high-level examination of actual and potential human rights risks, focusing on the process for identifying and analyzing risks rather than the output of that process. The 2011 Proposal requests that suppliers' sustainability reports include their "objective assessments and measurements of performance" as well as "incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation." The 2011 Proposal sought a wealth of detailed supplier information that is outside the scope of the Proposal.

These significant substantive differences between the Proposal and the 2011 Proposal defeat any contention that the Proponents made minor changes to the 2011 Proposal and resubmitted it. Omission of the Proposal in reliance on the Resubmission Threshold Exclusion is thus inconsistent with the purpose of that exclusion.

The expansive concept of "subject matter" embodied in the Determination threatens to undermine shareholders' ability to use the Rule to propose various solutions to persistent problems at a particular company. Investors have had ongoing concerns about human rights at Wal-Mart for many years, as illustrated by numerous overtures and engagements. Over time, shareholder views about appropriate mechanisms to address these concerns have evolved in response to developments at Wal-Mart and in the larger corporate governance arena. The proponent of the 2011 Proposal promoted detailed sustainability reporting by Wal-Mart's suppliers as a way for Wal-Mart to reduce human rights exposure in its supply chain. By contrast, we have used a human rights risk assessment framework, which has come to the fore since the U.N.'s 2011 formal adoption of the Guiding Principles on Business and Human Rights, to ask Wal-Mart to describe its own human rights risk assessment process. We believe that a focus on Wal-Mart's operations is critical given the human rights issues at Wal-Mart's own stores.

The logic of the Determination also threatens to frustrate the process by which shareholders and companies evolve and refine their views about appropriate solutions to governance concerns. For example, shareholders might believe that stock options are being abused as a form of senior executive compensation at a company, due to numerous megagrants and substantial value realization despite performance that lags peers. One shareholder responds by submitting a proposal asking the compensation committee to ban stock options altogether. Other shareholders find this approach too restrictive, and only 2% of votes cast support the proposal.

The following year, perhaps mindful of the year 1 experience, another shareholder asks the compensation committee to use only "performance-based" stock options, which require achievement of a performance target before value is realized. Both proposals were animated by the same concern—abuse of stock options as a form of compensation—and they both seek to limit the compensation committee's discretion to award non-performance-based stock options. The proposals' supporting statements might make similar points about past option granting practices at the company. Nonetheless, shareholders would view the two proposals as quite different. Proxy advisor ISS, for instance, generally votes against shareholder proposals to eliminate stock options but votes case-by-case on proposals asking for performance-based equity awards. (See ISS 2013 U.S. Proxy Voting Summary Guidelines, at 51-52 (Dec. 19, 2012) (available at http://www.issgovernance.com/files/ISS2013USSummaryGuidelines.pdf#page))

The Determination, however, would support an argument that the later proposal, a more nuanced solution that would likely garner greater support from other shareholders, deals with substantially the same subject matter as the earlier proposal and is thus excludable. Such an approach has the effect of thwarting shareholders' communication with one another about matters of common concern, even where there has been no abuse of the proposal process, which runs counter to the purpose and spirit of the Rule. (See Medical Committee for Human Rights v. SEC, 432 F.2d 659, 676 (D.C. Cir. 1970) ("It is obvious to the point of banality to restate the proposition that Congress intended by its enactment of section 14a of the Securities Exchange Act of 1934 to give true vitality to the concept of corporate democracy.")) As well, this overly broad interpretation of the Resubmission Threshold Exclusion stymies the refinement of governance approaches, to the detriment of all market participants.

The Commission recognized in the Adopting Release that overly broad interpretations of the Resubmission Threshold Exclusion could undermine the Rule's functioning. Accordingly, we urge that the Commission grant discretionary review and reverse the Staff's Determination that the Proposal may be excluded in reliance on Rule 14a-8(i)(12).

We appreciate the Commission's consideration of this request. Please do not hesitate to contact me if you have any questions or need additional information.

Sincerely,

Mary Pat Tifft

cc: Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Jackie Goebel

Carlton Smith

Janet Sparks

Cynthia Murray

Ted Yu
Senior Special Counsel
Division of Corporation Finance

RESOLVED, that shareholders of Wal-Mart Stores, Inc.("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Walmart's website no later than October 31, 2013.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect share value.

Walmart, like many other companies, has adopted a code of conduct addressing human rights issues, and a separate code applies to its suppliers. (See http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf; http://corporate.walmart.com/global-responsibility/ethical-sourcing/standards-for-suppliers) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Walmart's business exposes the company to significant human rights risks. Walmart has stores in countries such as China, El Salvador and Uganda (10-K for FY 2012, at 7-8), where human rights abuses are well-documented. (http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186268#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186513#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186254#wrapper)

Walmart has been involved in human rights controversies. For example, in November 2012, a fire at a factory in Bangladesh used by two Walmart suppliers killed 112 workers. (http://www.nytimes.com/2012/12/11/world/asia/tazreen-factory-used-by-2nd-walmart-supplier-at-time-of-fire.html) Reports indicated that Walmart opposed raising prices paid by retailers to pay for fire safety improvements at Bangladeshi factories. (http://www.nytimes.com/2012/12/06/world/asia/3-walmart-suppliers-made-goods-in-bangladeshi-factory-where-112-died-in-fire.html) In the US, Walmart associates struck in November 2012 to protest, among other things, interference with freedom of association. (http://www.businessweek.com/articles/2012-11-16/wal-mart-workers-black-friday-strike) Walmart suppliers in the US have also been implicated in human rights violations. For example, in June 2012 allegations surfaced that abuses including forced labor and wage theft had occurred in a seafood processor and other suppliers using immigrant seasonal workers. (http://www.nytimes.com/2012/07/09/opinion/forced-labor-on-american-shores.html?_r=0)

Disclosure of Walmart's human rights due diligence process would allow shareholders to evaluate how Walmart is managing human rights risks and assess potential financial and reputational consequences for Walmart.

We urge shareholders to vote for this proposal.

Walmart

702 SW 8th Street
Bentonville, AR 72716
Phone 479 277.0377
Erron.Smith@walmartlegal.com

February 1, 2013

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Ms. Mary Pat Tifft, Ms. Jackie Goebel, Mr. Carlton Smith, Ms. Janet Sparks, and Ms. Cynthia Murray

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "*Company*"), files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2013 Annual Shareholders' Meeting (the "*2013 Proxy Materials*") to be held on June 7, 2013. The Proposal was submitted by Ms. Mary Pat Tifft and was co-sponsored by Ms. Jackie Goebel, Mr. Carlton Smith, Ms. Janet Sparks, and Ms. Cynthia Murray (the "*Proponents*"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related correspondence, is attached hereto as Exhibit A. By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

The Company intends to begin printing the 2013 Proxy Materials on or about April 17, 2013, so that it may begin mailing the 2013 Proxy Materials no later than April 22, 2013. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*Staff Legal Bulletin 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. By means of the copy of this letter to the Proponents, we request that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company, to the attention of Mr. Gordon Y. Allison, Vice President and General Counsel - Corporate Division, 702 S.W. 8th Street - Mail Stop 215, Bentonville, Arkansas 72716-0215 (e-mail address: gordon.allison@walmartlegal.com), pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D.

I. The Proposal.

The resolution included in the Proposal urges the Board of Directors of the Company (the "*Board*") to report to shareholders, at reasonable cost and omitting proprietary information, on the Company's "process for identifying and analyzing potential and actual human rights risks of [the Company's] operations and supply chain" (which the Proposal terms a "human rights risk assessment"), with such report being made available to shareholders on the Company's website no later than October 31, 2013. The Proposal further states that such report should address the following:

- human rights principles used to frame the assessment;
- frequency of assessment;
- methodology used to track and measure performance;

- nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- how the results of the assessment are incorporated into Company policies and decision making.

For convenience of reference, the Company's process for identifying and analyzing potential and actual "human rights risks" of the Company's operations and supply chain, including any aspects of the process that involve any of the foregoing five factors, is referred to in this letter as the "Company Process."

II. <u>Grounds for Exclusion.</u>

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials under two bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded because the Company has already substantially implemented the Proposal as contemplated by Rule 14a-8(i)(10); and

2. the Proposal may be excluded under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a previously submitted proposal, and that proposal did not receive the support necessary for resubmission.

III. <u>The Company Has Already Substantially Implemented the Proposal.</u>

(A) Background of the Basis for Exclusion. Rule 14a-8(i)(10) permits a company to exclude a shareholder's proposal from its proxy materials if the company "has already substantially implemented the proposal." The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991) (emphasis added). *See also FedEx Corp.* (avail. June 15, 2011)[1] and *The Kroger Co.* (avail. April 6, 2011).[2] In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those specifically requested by the shareholder proponent. *See, e.g., The Procter & Gamble Co.* (avail. Aug. 4, 2010);[3] and *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010).[4]

As indicated above, the proposal need not have been implemented in full or precisely as presented to satisfy the requirements of Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010);[5] *ConAgra Foods, Inc.* (avail. July 3, 2006);[6] *Johnson & Johnson* (avail. Feb. 17, 2006);[7] and *Exxon Mobil Corp.* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004);[8] and *Talbots, Inc.* (avail. Apr. 5, 2002).[9] Differences between a

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[1] Permitting exclusion of a proposal requesting that the board amend the registrant's corporate governance guidelines because the registrant's "policies, practices and procedures compared favorably with the guidelines of the proposal."
[2] Permitting exclusion of a proposal urging the board to adopt a code of conduct based on an international organization's guidelines because the registrant's "policies, practices and procedures compared favorably with the guidelines of the proposal."
[3] Permitting exclusion of a proposal requesting a water policy based on United Nations principles when the registrant had previously implemented a water policy.
[4] Permitting exclusion of a proposal requesting that the registrant provide a global warming report where the registrant provided substantially the same information in a different public report.
[5] Permitting exclusion of a proposal requiring the registrant to provide a report on the registrant's procedures related to political contributions where the registrant had implemented a number of policies that fulfilled the essential objective of the proposal.
[6] Permitting exclusion of a proposal seeking a sustainability report where the registrant was already providing information generally of the type proposed to be included in the report.
[7] Permitting exclusion of a proposal recommending verification of the employment legitimacy of the registrant's employees where the registrant was already acting to address the concerns of the proposal.
[8] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the registrant's response to certain climate-related issues where the registrant was already generally addressing such issues through various policies and reports.
[9] Permitting exclusion of a proposal requesting that the registrant implement a code of conduct based on International Labor Organization human rights standards where the registrant had established and implemented its own business practice standards.

company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 19, 2010).[10] The Staff has also consistently concurred with the exclusion of shareholder proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. *See, e.g., The Boeing Company* (avail. Feb. 17, 2011);[11] and *Caterpillar, Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); and *Johnson & Johnson* (avail. Feb. 22, 2008).[12] Furthermore, as relevant here, the Staff has concurred in the exclusion of a shareholder proposal seeking a report from the company's board of directors when the contents of the proposed report were already disclosed across multiple pages on the company's corporate website. *See The Coca-Cola Co.* (avail. Jan. 25, 2012) and *The Gap, Inc.* (avail. Mar. 16, 2001).

(B) The Guidelines and Objective of the Proposal. The Proponents' guidelines for the Company as set forth in the Proposal are that the Board:

- prepare a report (the "*Requested Report*") on the Company's process for identifying and analyzing the potential and actual human rights risks in its operations and supply chain, addressing the five matters specifically identified in the Proposal; and
- post the Requested Report on the Company's website by October 31, 2013.

The supporting statement in the Proposal suggests that the objective of the Proposal is to provide the Company's shareholders with information to allow them to understand how the Company can "assess the risks to share value posed by human rights practices in [the Company's] operations and supply [chain] in order to translate principles into protective practices."

The Proposal asks only for a report regarding the Company Process. The Proposal does not ask for: (1) the adoption of any policy or process beyond what currently constitutes the Company Process; (2) the disclosure of information not relating to the Company Process as it currently exists; (3) the monitoring of an additional category of human rights principles beyond the types of principles that the Company currently monitors—in fact, the Proposal's supporting statement refers to the principles the Company has already adopted without any suggestion that more are needed; or (4) any description or discussion of different actions, options, policies or processes that the Company may take in connection with human rights risks that are not currently a part of the Company Process. Consequently, if the Company already discloses on the Company's website the information that the Proposal requests be reported, the Company has already complied with the guidelines of the Proposal and has already implemented the essential objective of the Proposal.

(C) How the Company Has Already Substantially Implemented the Proposal. The Company has already substantially implemented the Proposal by disclosing on the Company's corporate website (http://corporate.walmart.com) (the "*Corporate Website*") the information regarding the Company Process that the Proposal calls for in the Requested Report. The charts below describe the information the Company already provides on its Corporate Website regarding the Company Process with respect to: (1) the Company's operations as a general matter; and (2) the Company's supply chain. These charts also note where on the Corporate Website the information sought by the Requested Report currently appears.

(i) Disclosure of the Company Process relating to the Company's Operations. Although the Proposal does not clearly define the term "operations," the Company has given the term "operations" its broadest meaning for purposes of this letter. The following chart summarizes the information the Proposal seeks through the Requested Report and where such information is already publicly available as it relates to the Company's "operations."

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[10] Permitting exclusion of a proposal requesting that the board of directors of the registrant take the necessary steps to permit shareholders to act by written consent to the extent permitted by law.

[11] Permitting exclusion of a proposal requiring the registrant to assess and report on human rights standards where the registrant had achieved the essential objective of the proposal through publicly available reports, risk management processes, and a code of conduct.

[12] In each case, concurring under Rule 14a-8(i)(10) with the registrant's exclusion of a shareholder proposal requesting that the registrant prepare a global warming report where the registrant had already published a report that contained information relating to its environmental initiatives.

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
General description of the company process	The Company provides an overall description of the Company Process as it relates to the Company's guiding ethical principles and the identification and analysis of human rights risks that may occur with respect to the Company's operations in the Walmart Statement of Ethics (the "*Statement of Ethics*"). The Statement of Ethics applies to all of Walmart's associates (which is what Walmart calls its employees) worldwide, all members of the Board and directors of Walmart-controlled subsidiaries. In addition, the Statement of Ethics states that Walmart expects its suppliers, consultants, contractors, and other service providers to act ethically and in a manner consistent with the Statement of Ethics. The information in the Statement of Ethics sets forth how the Company identifies potential human rights risks through its existing internal procedures and how those risks are analyzed and addressed as a part of the Company's existing ethics procedures. For example, the Statement of Ethics clearly states that all management associates are responsible for creating an environment that encourages compliance with matters addressed in the Statement of Ethics and that managers are responsible for contacting the Global Ethics Office for assistance on any matter covered by the Statement of Ethics. The Statement of Ethics also explains how Walmart's associates around the world may raise concerns through a variety of means regarding matters addressed in the Statement of Ethics (including allegations of harassment, inappropriate conduct, retaliation, discrimination, wage and hour violations, concerns regarding health and safety in the workplace, etc.). The Statement of Ethics further makes clear that all reported concerns are taken seriously and investigated confidentially to determine if any law, policy or the Statement of Ethics itself has been violated. The Statement of Ethics provides that appropriate disciplinary action, including termination, may be taken against any associate whose conduct violates the Statement of Ethics or applicable laws and regulations, including the Statement of Ethics' guiding principles (more fully discussed below). Walmart's Global Responsibility Report, the most recent version of which was published in 2012, also provides information regarding Walmart's ethics programs and initiatives, including globalized ethics training programs, the Global Ethics Office's online, mobile-friendly version of its helpline, and programs designed to recognize and celebrate	Statement of Ethics (available at http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf). (See Exhibit B to this letter for copies of the pertinent disclosures.) Walmart 2012 Global Responsibility Report (the "*Global Responsibility Report*") (available at: http://corporate.walmart.com/global-responsibility/environment-sustainability/global-responsibility-report). (See Exhibit C to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	integrity and ethical decision making throughout the Company's operations.	
Human rights principles used to frame the assessment	The Statement of Ethics explicitly sets forth the following list of "guiding principles" designed to promote the fair and ethical treatment of individuals throughout Walmart's operations, and the Proposal's supporting statement refers to the Statement of Ethics without suggesting that more principles should be addressed: • Always act with integrity. • Lead with integrity, and expect others to work with integrity. • Follow the law at all times. • Be honest and fair. • Reveal and report all information truthfully, without manipulation or misrepresentation. • Work, actions, and relationships outside of your position with the company should be free of conflicts of interest. • Respect and encourage diversity, and never discriminate against anyone. • Ask your manager or the Global Ethics Office for help if you have questions about this Statement of Ethics, or if you face an ethical problem. • Promptly report suspected violations of the Statement of Ethics. • Cooperate with and maintain the private nature of any investigation of a possible ethics violation. • When involved in an ethics investigation, you should reveal and report all information truthfully. You should present all the facts you are aware of without personal opinion, bias, or judgment. The Statement of Ethics also addresses such principles as preventing harassment, inappropriate conduct, retaliation, discrimination, wage and hour violations, and concerns regarding health and safety in the workplace. The Global Responsibility Report elaborates on the principles underlying the treatment of individuals in Walmart's operations, stating: "The foundation of our culture is integrity. A strong commitment to integrity is the right way to do business and is how we earn the trust and respect that are critical to our success. Our customers trust us to be their advocate. Our suppliers trust us to be an equitable partner. As Walmart associates, we trust each other to uphold the highest standards	Statement of Ethics (See Exhibit D to this letter for copies of the pertinent disclosures.) Global Responsibility Report (See Exhibit E to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	of conduct every day . . .We are united in our belief that every associate matters, even if our backgrounds and personal beliefs may be very different. We embrace and respect those differences, develop our associates, and serve our customers and communities. We encourage those around us to express their thoughts and ideas. Treating customers, suppliers and our fellow associates fairly and with compassion is the most basic form of respect."	
Frequency of assessment	The Statement of Ethics states that all reported concerns are taken seriously and that Walmart will confidentially investigate allegations to determine if any law, policy or the Statement of Ethics has been violated. The Statement of Ethics also provides that if an associate raises a concern with management, the member of management will respond to the associate within a reasonable amount of time and provide an update on the issue. The Company and its associates engage in ongoing assessment of compliance with the Statement of Ethics. The Company encourages associates to raise concerns regarding actual or potential violations of the Statement of Ethics by various means, including the Company's Open Door Communications process and Global Ethics Helpline that is available to associates 24-hours a day, seven days a week. Associates are provided with information regarding how to contact the Company's Global Ethics Office or, if applicable, their local Ethics Committee to voice concerns regarding actual or potential violations of the Statement of Ethics.	Statement of Ethics Discussed on the Corporate Website at http://ethics.walmartstores.com/StatementOfEthics/RaiseAConcern.aspx (See Exhibit F to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
Methodology used to track and measure performance	As explained above, Walmart confidentially investigates reported concerns. The Statement of Ethics makes clear that specific information regarding an investigation may be private, but an associate raising any concern will be told about the status of an investigation, whether it is active or closed. Further, as set forth in the charter of the Audit Committee of the Board (the "*Audit Committee Charter*"), available on the Corporate Website, as part of the Audit Committee's compliance oversight responsibilities, the Audit Committee discusses with management and the Company's outside auditor, and advises the Board with respect to, the Company's policies, processes and procedures regarding compliance with applicable laws and regulations and the Statement of Ethics, and instances of noncompliance therewith. The Audit Committee Charter also provides that the Committee must meet no less than annually with the Company's Chief Compliance Officer and Chief Ethics Officer regarding the implementation and effectiveness of the Company's compliance and ethics programs and at such other times as these officers may request.	Statement of Ethics (See <u>Exhibit G</u> to this letter for copies of the pertinent disclosures.) Audit Committee Charter (available at http://stock.walmart.com/corporate-governance/audit-committee) (See <u>Exhibit H</u> to this letter for copies of the pertinent disclosures.)
Nature and extent of consultation with relevant stakeholders in connection with the assessment	The Statement of Ethics describes the nature and extent of the consultation with those persons raising issues relating to the violations of the principles set forth in the Statement of Ethics, whom the Company considers to be the relevant stakeholders in this aspect of the Company Process.	Statement of Ethics (See <u>Exhibit I</u> to this letter for copies of the pertinent disclosures.)
How the results of the assessment are incorporated into company policies and decision making	As noted above, pursuant to the Audit Committee Charter, the Chief Compliance Officer and the Chief Ethics Officer are required to meet with the Audit Committee at least annually to discuss the Company's policies, processes and procedures regarding the compliance with applicable laws and regulations and the Statement of Ethics. Further, Walmart's 2012 proxy statement (the "*2012 Proxy Statement*") and prior years' proxy statements, available on the Corporate Website, make clear that the Audit Committee is responsible for reviewing the Company's policies, processes, and procedures regarding compliance with applicable laws and regulations and the Company's Statement of Ethics.	Audit Committee Charter (See Exhibit J to this letter for copies of the pertinent disclosures.) 2012 Proxy Statement (available at http://stock.walmart.com/annual-reports) (See <u>Exhibit K</u> to this letter for copies of the pertinent disclosures.)

(ii) Disclosure of the Company Process relating to the Company's Supply Chain. As noted above, Walmart's publicly available Statement of Ethics makes clear that Walmart expects its suppliers, contractors, and other service providers to act ethically and in a manner consistent with the requirements set forth in the Statement of Ethics. Other publicly available documents place additional requirements on the members of the Company's supply chain with respect to the protection of human rights. The following chart summarizes information the

Proposal seeks through the Requested Report and where such information is already publicly available as it relates specifically to the Company's supply chain:

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
General description of the company process	The Company provides an overall description of the Company Process as it relates to the identification and analysis of human rights risks in the Company's supply chain in the Company's Standards for Suppliers ("*Standards for Suppliers*"), the Company's Standards for Suppliers Manual (the "*Suppliers Manual*"), and a recently released Ethical Sourcing Update (the "*Ethical Sourcing Update*"), available on the Corporate Website. These documents set forth the procedures through which the Company identifies and analyzes such risks, including the use of audits of suppliers at the factory level.	Standards for Suppliers (available at http://corporate.walmart.com/global-responsibility/ethical-sourcing/ethical-standards-resources). (See Exhibit L to this letter for copies of the pertinent disclosures.) Suppliers Manual (available at http://corporate.walmart.com/global-responsibility/ethical-sourcing/ethical-standards-resources). (See Exhibit M to this letter for copies of the pertinent disclosures.) Ethical Sourcing Update (available at http://az204679.vo.msecnd.net/media/documents/ethical-sourcing-supplier-letter-fact-sheet-2013_130032855783843527.pdf). (See Exhibit N to this letter for copies of the pertinent disclosures.)
Human rights principles used to frame the assessment	The Standards for Suppliers set forth (and the Suppliers Manual elaborates upon) the following mandatory principles, among others, that are used to evaluate the Company's suppliers, including all manufacturing, subcontracting and packaging facilities within Walmart's scope for the Walmart Ethical Sourcing Audit Program, and we note that the Proposal's supporting statement refers to the Standards for Suppliers without suggesting that it should address more principles: • Compliance with Laws – Suppliers and their designated manufacturing facilities must fully comply with all applicable laws and regulations, including those related to labor, health and safety, and the environment. • Voluntary labor – All labor must be voluntary. Slave, child, underage, forced, bonded, or indentured labor will not be tolerated. • Labor hours – Suppliers must provide workers with rest days and must ensure working hours are not excessive and consistent with the law. • Hiring and Employment Practices – Suppliers must implement practices that accurately verify workers' age and legal right to work, and all terms and conditions of employment must be based on the individual's ability and willingness	Standards for Suppliers and Suppliers Manual (See Exhibit O to this letter for copies of the pertinent disclosures.) Global Responsibility Report (See Exhibit P to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	to do the job. • Compensation – Suppliers must compensate all workers with wages and benefits that meet or exceed legal standards or collective agreements, whichever are higher. • Freedom of Association and Collective Bargaining – Suppliers must respect the right of workers to choose whether to lawfully and peacefully form or join trade unions of their choosing and to bargain collectively. • Health and Safety – Suppliers must provide workers with a safe and healthy work environment and take proactive measures to prevent workplace hazards. • Dormitories and Canteen – Suppliers who provide residential and dining facilities for their workers must provide safe, healthy and sanitary facilities. • Environment – Suppliers should ensure that every manufacturing facility complies with environmental laws. These standards are the human rights principles that are used to frame the Company's identification and analysis of the human rights risks in its supply chain as determined through the Company's audit program described in the Suppliers Manual and the Global Responsibility Report. The Standards for Suppliers specifically state that they must be visibly posted in English and in the shared language(s) of the suppliers' employees in a common area at all facilities that manufacture products for the Company and its affiliates. The Standards for Suppliers also include various means for individuals to report violations of the Standards for Suppliers.	
Frequency of assessment	As stated in the Suppliers Manual, the Company assesses compliance with the Standards for Suppliers and the Suppliers Manual at the factory-level rather than at the supplier-level. In addition to Walmart's existing prequalification process for direct import facilities managed through Walmart's Global Sourcing or Direct Sourcing groups, prequalification will also be required for all other newly disclosed facilities effective March 1, 2013. In order for a factory to be prequalified under Walmart's procedures, the factory must receive a green or yellow Ethical Sourcing audit rating (one of the Company's two highest assessment ratings). Subcontracting factories must also be audited if they produce part or a component of a product containing the Company's private label or proprietary brand logo, and the Company has a zero-tolerance policy for suppliers that use	Suppliers Manual (See Exhibit Q to this letter for copies of the pertinent disclosures.) Ethical Sourcing Update Also discussed on the Corporate Website at http://corporate.walmart.com/global-responsibility/ethical-sourcing/audit-process (See Exhibit R to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	unauthorized subcontracting (which the Company defines as production in a facility that has not been prequalified). The Suppliers Manual states that, after a factory is approved by the Company, all subsequent audits are unannounced. Based on audit assessment ratings, subsequent audits are completed on the following timetable: • Green (i.e., minor to no violations): the factory will be re-audited within 2 years; • Yellow (i.e., medium-risk violations): the factory will be re-audited within 1 year; • Orange (i.e., higher-risk violations): the factory will be re-audited within 6 months; if factories receive three orange ratings in a two-year period, the factory is disapproved and prohibited from doing business with the Company for at least one year; and • Red (i.e., most serious violations that warrant no future business with the Company): no future audits required as a result of the discontinuation of the vendor relationship.	
Methodology used to track and measure performance	As described in the Suppliers Manual, third-party contractors engaged by the Company conduct periodic audits of each of the factories operated by suppliers subject to the Company's auditing program. As described in the Suppliers Manual, all such audits include, at a minimum, the following components: 1. audit request process; 2. pre-audit questionnaire; 3. audit scheduling; 4. an opening meeting; 5. a factory tour; 6. employee interviews; 7. document review; 8. closing meeting; 9. completion of the audit; and 10. communication of the audit results. In addition, the Company currently participates in two programs whereby it accepts the audit results of such programs in lieu of conducting its own audits: (i) Better Work Program for apparel factories in Cambodia, Vietnam, Jordan, Lesotho, Haiti, Nicaragua, and Indonesia; and (ii) The International Council of Toy Industries ("ICTI") CARE (Caring, Awareness, Responsible, Ethical) Process. Finally, as stated in the Ethical Sourcing Update, "all suppliers are required to have a company representative, and not just an agent, responsible for ensuring compliance with [the Company's]	A detailed description of the audit methodology used by the Company is discussed in the Supplier Manual on pages 27 through 38 thereof. (See Exhibit S to this letter for copies of the pertinent disclosures.) Ethical Sourcing Update (See Exhibit T to this letter for copies of the pertinent disclosures.) More information on the Better Works Program is available at www.betterwork.org (as noted in the Suppliers Manual). More information on ICTI CARE Process is available at www.toy-icti.org (as noted in the Suppliers Manual).

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	Ethical Sourcing requirements stationed in all countries in which the supplier is actively sourcing Walmart product," and "[f]requent, in-person monitoring of the supplier's facilities will be considered an essential element for the supplier's continuation of business with Walmart."	
Nature and extent of consultation with relevant stakeholders in connection with the assessment	In the Global Responsibility Report, the Company acknowledges that meaningful collaboration with key stakeholders is essential to driving positive and sustainable change in the supply chain. Accordingly, the Company works with leading Non-Governmental Organizations and takes an active role in industry coalitions. The Company is currently partnering with, or has partnered with in the past, the Global Social Compliance Program, the International Labor Organization/International Finance Corporation Better Work Program, Business for Social Responsibility, the Ethical Trading Initiative and the Sustainable Apparel Coalition.	Global Responsibility Report Also discussed on the Corporate Website at http://corporate.walmart.com/global-responsibility/ethical-sourcing/partnerships. (See Exhibit U to this letter for copies of the pertinent disclosures.)
How the results of the assessment are incorporated into company policies and decision making	As described in the Suppliers Manual the Company uses the results of the audits to help make decisions about suppliers and factories - whether to develop them, make them a preferred supplier or to stop doing business with them due to the severity of violations. Adverse audit results lead to more frequent audits, re-audits or, in certain cases, termination of the supplier relationship.	Suppliers Manual (See Exhibit V to this letter for copies of the pertinent disclosures.)

In accordance with Rule 14a-8(i)(10), the Staff has traditionally permitted exclusion of a Proposal where, as here, the registrant demonstrates that it has sufficiently addressed the elements or factors of the shareholder proposal. *Exxon Mobil Corp.* (avail. Mar. 3, 2009); and *Exxon Mobil Corp.*, (avail. Jan. 24, 2001). The evidence, as provided above and in the exhibits to this letter, is clear and abundant that the Company has already specifically and substantially addressed each and every element and factor that the Proposal requests be addressed in the Requested Report. The Proponents may disapprove of the Company Process, but the Proposal has not requested any changes to the Company's Process. Instead, the Proposal simply requests a report about the Company Process. The Company believes that the information described above, which is currently posted and will continue to be posted[13] on the Corporate Website and available to the Company's shareholders, is the same information that is called for by the Proposal. Accordingly, the Company believes that, with respect to the Proposal, it has met the substantial implementation standard set forth in Rule 14a-8(i)(10) and that the Company should be allowed to exclude the Proposal from the 2013 Proxy Material on the grounds of substantial implementation.

IV. <u>The Proposal Deals With Substantially The Same Subject Matter As A Previously Submitted Proposal, And That Proposal Did Not Receive The Support Necessary For Resubmission.</u>

Under Rule 14a-8(i)(12)(i), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

[13] The Company expects that it may update, from time to time, the Suppliers Manual and the Statement of Ethics as posted on the Corporate Website and will issue at some time in the future an updated Global Responsibility Report. The Suppliers Manual, the Statement of Ethics and the Global Responsibility Report referred to in this letter will remain posted on the Corporate Website for the foreseeable future. The Company expects that any updated and new versions of those materials that are posted on the Corporate Website will continue to include the same type of information regarding the Company Process, as it may be amended or modified from time to time, as is now posted on the Corporate Website.

(A) Background of the Basis for Exclusion. The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a ***consideration of the substantive concerns*** raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983) (emphasis added).

As the Commission instructed, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the registrant take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005);[14] *Saks Inc.* (avail. Mar. 1, 2004).[15]

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a shareholder proposal requesting a report on the rationale for increasingly exporting the registrant's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the registrant's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the registrant that the substantive issue underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007);[16] *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004);[17] and *Eastman Chemical Co.* (avail. Feb. 28, 1997).[18]

In addition, the Staff has concurred in the exclusion of shareholder proposals despite the proposals differing in scope from the prior proposals. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2012);[19] *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004);[20] and *General Motors Corp.* (avail. Mar. 18, 1999).[21]

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[14] Concurring that proposals requesting that the registrants list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the registrants cease making charitable contributions.

[15] Permitting exclusion of a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code, as it dealt with substantially the same subject matter as a prior proposal requesting a report on the registrant's vendor labor standards and compliance mechanisms.

[16] Proposal requesting that the registrant's board of directors institute an executive compensation program that tracks progress in improving fuel efficiency of the registrant's new vehicles found excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the registrant's new vehicles.

[17] Proposal requesting that the registrant's board of directors review pricing and marketing policies and prepare a report on how the registrant would respond to pressure to increase access to prescription drugs held excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products.

[18] Proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies found excludable as involving substantially the same subject matter as a prior proposal requesting that the registrant divest a product line that produced materials used to manufacture cigarette filters.

[19] Concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil.

(B) The Proposal Deals with Substantially the Same Subject Matter as a Proposal That Was Previously Included in the Company's Proxy Materials within the Preceding Five Calendar Years. The Company has within the past five years included in its proxy materials a shareholder proposal that, like the Proposal, addresses the measurement, prevention and reporting of human rights issues in the Company's supply chain. Specifically, the Company included a shareholder proposal in its 2011 proxy materials, filed on April 18, 2011 (the "*2011 Proposal*"), attached hereto as Exhibit W, that requested that the Board

> take the necessary steps to require that the Company's supplier(s) publish annually an independently verifiable sustainability report. Among other important disclosures, such report should include the supplier's objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, a report should include incidents of noncompliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

As discussed below, the Proposal concerns substantially the same subject matter as the 2011 Proposal. Both proposals express similar "substantive concerns" regarding the measurement, prevention and reporting of human rights issues. In particular, both proposals characterize human rights risks in the Company's supply chain as a potential threat to the long-term interests of the Company's shareholders, and they cite United Nations documents in support of the importance of addressing these risks. Both proposals discuss a gap between principles and actual practices, and both proposals seek a report detailing: (1) the standards and practices that are used to bridge this gap; and (2) how past human rights issues are used to shape the actions of the Company or its suppliers going forward.

The Proposal's supporting statement notes that "[a]s long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments," adding that there is "increasing recognition that company risks related to human rights violations . . . can adversely affect share value." While acknowledging that the Company has a "code of conduct" addressing human rights issues, the supporting statement notes that "adoption of principles is only the first step in effectively managing human rights risks," and that companies "must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices." The supporting statement cites the United Nations Guiding Principles on Business and Human Rights for the principle that "'businesses should carry out human rights due diligence . . . assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed.'" After mentioning the Company's presence in several countries with "significant human rights risks," the supporting statement notes that disclosure would allow shareholders to evaluate how the Company is "managing human rights risks and assess potential financial and reputational consequences" for the Company. The resolution urges the Board to report on the Company's "process for identifying and analyzing potential and actual human rights risks of [the Company's] operations and supply chain," addressing, *inter alia*, the "principles used to frame the assessment," the "[m]ethodology used to track and measure performance" and "[h]ow the results of the assessment are incorporated into company policies and decision making."

The 2011 Proposal's recitals noted that "the UN Global Compact asks companies to embrace, support and enact . . . a set of core values in the areas of human rights." It also asserted that "the long-term interests of shareholders would be better served if companies were to require their suppliers to establish performance goals on human and worker rights, and to measure and publicly report on performance using internationally recognized standards and measurement protocols," while citing a study that found a significant gap between corporate "general policies" against labor and human rights abuses, and the "more detailed standards and enforcement mechanisms required to carry them out." The supporting statement also asserted that a "company's best opportunity for early identification and mitigation of the risks posed by the human and labor rights violations of its suppliers is its development and rigorous implementation of a risk-management framework to enable its monitoring and verification of its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance." To this end, the supporting statement added that an

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[20] Permitting exclusion of a proposal requesting that the registrant publish information relating to its process for donations to a particular non-profit organization, as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations.

[21] Permitting exclusion of a proposal regarding goods or services that utilize slave or forced labor in China because it dealt with substantially the same subject matter as previous proposals that would have applied to the Soviet Union as well as China.

"annual sustainability reporting requirement of [the Company's] supplier(s) would strengthen the [C]ompany's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and/or operational risks." The resolution requested that the Board take the necessary steps to require the Company's suppliers to publish an annual sustainability report, which would include "assessments and measurements of performance on workplace safety, and human and worker rights,"[22] as well as "incidents of non-compliance," remedial actions, and long-term prevention and mitigation measures.

As illustrated above, the Proposal and the 2011 Proposal express similar "substantive concerns" regarding human rights risks, and likewise call for the Board to take action to measure, prevent, and report on human rights issues in the Company's supply chain. The fact that the Proposal addresses the Company's "operations" in addition to its supply chain, while the 2011 Proposal focuses only on the Company's supply chain, is irrelevant pursuant to Staff precedent. As illustrated by the *Exxon Mobil*, *Dow Jones* and *General Motors* precedent cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals. For example, in *General Motors*, the Staff concurred that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as a previous proposal relating to both China and the Soviet Union. The difference in scope between the Proposal and the 2011 Proposal is thus irrelevant pursuant to Staff precedent.

Likewise, the Proposal and the 2011 Proposal deal with substantially the same subject matter despite the fact that their precise terms differ slightly. The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that requested reports on related topics even though the specific information to be covered by each report varied. For example, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the registrant's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different with respect to the subjects covered or their frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12).

Notably, the Proposal and the 2011 Proposal express the same "substantive concerns" regarding the measurement, prevention and reporting of human rights issues in the Company's supply chain. As in *Bank of America*, while there are slight variations in the specific requests of the Proposal and the 2011 Proposal, the substantive concerns being expressed are the same.

(C) The 2011 Proposal Did Not Receive the Shareholder Support Necessary to Permit Resubmission. In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 9, 2011, which states the voting results for the Company's 2011 Annual Shareholders' Meeting and is attached as Exhibit X, the 2011 Proposal received approximately 2.00% of the vote at the Company's 2011 meeting.[23] Thus, the 2011 Proposal failed to meet the required 3% threshold at the 2011 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(i).

V. Conclusion.

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials. Should the Staff disagree with the conclusions

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[22] In referring to "workplace safety and human and worker rights," the 2011 Proposal addresses the same issues that the Proposal describes simply as "human rights" issues. The Proposal's supporting statement lists what the Proponents believe to be the Company's "human rights risks," and among the items in this list are such issues as "fire safety," "freedom of association," "forced labor" and "wage theft."

[23] The 2011 Proposal received 2,701,517,212 "against" votes and 55,074,457 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

set forth herein, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2013 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483, if you require additional information or wish to discuss this submission.

Thank you for your consideration.

Sincerely,

Erron Smith

Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Cc: Ms. Mary Pat Tifft, via Federal Express
Ms. Jackie Goebel, via Federal Express
Mr. Carlton Smith, via Federal Express
Ms. Janet Sparks, via Federal Express
Ms. Cynthia Murray, via Federal Express

Enclosures

PROPOSAL NO. 8 REQUIRE SUPPLIER(S) TO PUBLISH AN ANNUAL SUSTAINABILITY REPORT

WHEREAS, the UN Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti- corruption; and

WHEREAS, the UN Global Compact- Accenture CEO Study 2010, "A New Era of Sustainability", found that CEOs reported the integration of sustainability issues into supply chains as the most significant performance gap in executing sustainability; and

WHEREAS, in order to ensure that workers in their supply chain are safe and treated fairly with respect and dignity, some companies have established a Supplier Code of Conduct by drawing on internationally recognized standards; and

WHEREAS, a study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Pension and Capital Stewardship Project Labor and Work- Life Program Harvard Law School, Nov. 2009), found a significant gap between general policies against labor and human rights abuse and more detailed standards and enforcement mechanisms required to carry them out; and

WHEREAS, given the merit of the old adage, "What Gets Measured Gets Done", the long- term interests of shareholders would be better served if companies were to require their suppliers to establish performance goals on human and worker rights, and to measure and publicly report on performance using internationally recognized standards and measurement protocols; and

WHEREAS, in order to increase transparency and to improve performance, such reports should include non- compliance incidents, actions taken to remedy those incidents, and measures taken to contribute to the long- term prevention or mitigation of such incidents and other issues of concern;

THEREFORE, BE IT RESOLVED: the shareholders request that the Board of Directors take the necessary steps to require that the Company's supplier(s) publish annually an independently verifiable sustainability report. Among other important disclosures, such report should include the supplier's objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, a report should include incidents of non- compliance, actions taken to remedy those incidents, and measures taken to contribute to long- term prevention and mitigation.

Statement in Support

A company's best opportunity for early identification and mitigation of the risks posed by the human and labor rights violations of its suppliers is its development and rigorous implementation of a risk- management framework to enable its monitoring and verification of its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance. An annual sustainability reporting requirement of its supplier(s) would strengthen the company's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and/or operational risks.

March 4, 2013

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. Inc. to omit shareholder proposal submitted by Mary Pat Tifft and co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I, together with co-sponsors (together, the "Proponents"), submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal asks Wal-Mart's board of directors to report to shareholders on Wal-Mart's process for identifying and analyzing potential and actual human rights risks of Wal-Mart's operations and supply chain (a "human rights risk assessment"), addressing certain matters such as the human rights principles used to frame the assessment, methodology used to track and measure performance and how the results of the assessment are incorporated into company policies and decision making.

In a letter to the Division dated February 1, 2013 (the "No-Action Request"), Wal-Mart stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2013 annual meeting of shareholders. Wal-Mart argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), on the ground that Wal-Mart has substantially implemented the Proposal; and Rule 14a-8(i)(12), because a proposal addressing substantially the same subject matter as the Proposal did not receive the level of support required for resubmission. As discussed more fully below, Wal-Mart has not met its burden of proving its entitlement to rely on either of those exclusions; accordingly, the Proponents respectfully ask that its request for relief be denied.

The Proposal

The Proposal states:

"RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a 'human rights risk assessment') addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making"

<u>Wal-Mart Has Not Substantially Implemented the Proposal Because It Does Not Currently Provide a Report on its Human Rights Risk Assessment Process and the Scattered Disclosures to Which it Points Fall Far Short of Constituting Such a Report</u>

Wal-Mart claims that it has substantially implemented the Proposal and thus is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10). In an attempt to show substantial implementation, Wal-Mart breaks the Proposal down into minute elements, then argues that it has made disclosures related to those elements. What Wal-Mart's analysis glosses over, however, is that Wal-Mart has utterly failed to implement the core of the Proposal, a request for a report on the Company's process for identifying and analyzing human rights risk. As well, many of the items cited by Wal-Mart as substantially implementing the Proposal are not responsive to the Proposal. Thus, Wal-Mart's actions cannot be said to satisfy the "essential objective" of the Proposal.

At the heart of the Proposal is a request for a report on "Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain." The essential objective of the Proposal, then, is to provide shareholders with insight into Wal-Mart's human rights risk analysis <u>process</u>. This emphasis on process is consistent with the approach taken in the UN Guiding Principles on Business and Human Rights (the "Guiding Principles"), which stresses the importance of having a robust process for human rights risk assessment (referred to in the Guiding Principles as "human rights due diligence") in order to operationalize a commitment to respecting human rights.[1]

A report on a process, like the one requested in the Proposal, should be a single document, even if it refers to other documents or materials available elsewhere. A process has a beginning and an end—though it may be repeated—and shareholders must

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[1] *UN Guiding Principles on Business and Human Rights,* Office of the High Commissioner, Human Rights, Principle 17 (2011) (available at <u>http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf</u>)

be able to follow the steps to have a full understanding of the process. In that respect, a proposal asking a company to report on a process differs from a proposal asking a company to disclose a set of static principles. The principles may be embodied in more than one document, but a shareholder can obtain a full understanding of the company's principles by reading those documents.

In contrast, a shareholder reviewing the disclosures cited by Wal-Mart would not be able to gain an understanding of the Company's human rights risk assessment process. What Wal-Mart offers in lieu of a single report is a collection of scattered disclosures, available in different places. Even when read carefully together, those disclosures do not describe Wal-Mart's process for identifying and analyzing human rights risk.

For example, Wal-Mart appears to believe that having a statement of ethics and directing covered persons to report concerns or violations is the same thing as conducting a human rights risk assessment to identify risks related to its operations. (See No-Action Request, at 4 (describing Statement of Ethics and discussion regarding it in the Global Responsibility Report)) A similar assumption is made regarding the process for identifying risks related to the Company's supply chain. (See No-Action Request, at 8)

Simply disclosing the Statement of Ethics and Standards for Suppliers and the process for reporting violations forces shareholders to infer that this is Wal-Mart's sole mechanism for identifying human rights risks, which does not substantially implement the Proposal's request for a description of the process. If the entirety of Wal-Mart's process consists of the measures cited in its No-Action Request, the report implementing the Proposal would state that Wal-Mart identifies human rights risks by relying on persons covered by the Company's Statement of Ethics or Standards for Suppliers, as the case may be, to report concerns.

Even assuming that the disclosures laid out in the No-Action Request could be deemed a description of a process, those disclosures fall far short of satisfying the specific elements of the Proposal. In many cases, shareholders would have to rely on unsupported inferences regarding Wal-Mart's existing disclosures in order to draw a conclusion about an element of the Proposal. For instance, the Proposal asks Wal-Mart to report on the frequency with which it conducts human rights risk assessment related to its operations. Wal-Mart states that it has implemented this element of the Proposal because the Statement of Ethics provides a process by which a covered person can raise an ethics-related concern. (See No-Action Request, at 6) A report implementing the Proposal would need to contain an affirmative statement that Wal-Mart's operations-related human rights risk assessment consists of reported concerns from persons covered by the Statement of Ethics and that there is no set frequency for assessment.

Similarly, the Proposal asks Wal-Mart to report on the nature and extent of consultation with relevant stakeholders in connection with its operations-related human rights risk assessment process. Wal-Mart claims it has substantially implemented this element of the Proposal by disclosing the Statement of Ethics; Wal-Mart asserts in the No-Action Request that persons reporting concerns under the Statement of Ethics are the "relevant stakeholders." (See No-Action Request, at 7) Wal-Mart appears to believe that shareholders can infer from the Statement of Ethics that those using the violations reporting mechanism are considered stakeholders by Wal-Mart—indeed, the only relevant stakeholders--and that the Company's interaction with these reporting covered persons is the sole "consultation" of the kind referenced in the Proposal. As with the frequency element discussed above, substantial implementation of this element of the Proposal would require an affirmative statement by Wal-Mart that its consultation with relevant stakeholders is the violations reporting mechanism described in the Statement of Ethics.

In other instances, Wal-Mart's putative substantial implementation of a Proposal element provides information regarding process or responsibility but does not cover the substantive matters on which disclosure is sought. The Proposal seeks disclosure regarding how the results of the human rights risk assessment are incorporated into company policies and decision making. Wal-Mart urges that it has substantially implemented this element because the Chief Compliance Officer and Chief Ethics Officer are required, pursuant to the Audit Committee Charter, to meet with the Audit Committee at least annually to discuss the Company's policies, processes and procedures regarding compliance with laws and regulations and the Statement of Ethics. (See No-Action Request, at 7) While that disclosure tells shareholders who is responsible for incorporating reported concerns and compliance issues into company policies and decision making, it says nothing about the substance of those discussions or even what factors are considered.

The Proposal asks Wal-Mart to report on the methodology used to track and measure performance. Wal-Mart points to disclosures in the Audit Committee Charter assigning that committee responsibility for overseeing compliance, discussing compliance with the full board (including advising on policies, processes and procedures) and meeting annually with members of management responsible for compliance. (See No-Action Request, at 7) None of that disclosure, however, describes the methodology used to track and measure performance; rather, it only states who might have responsibility for establishing such a methodology.

Wal-Mart's disclosure on supply chain risk assessment is more complete, though not fully responsive to the Proposal. For instance, Wal-Mart says it has substantially implemented the Proposal's element regarding the methodology used to track and measure performance by describing the substance of audits of factories operated by Wal-Mart's suppliers. (See No-Action Request, at 10-11) Although it is useful for shareholders to know the components of supplier audits, those disclosures do not tell shareholders how Wal-Mart tracks the results of such audits over time. Wal-Mart's disclosure of organizations with which it currently partners or has partnered in the past (see No-Action Request, at 11) does not give shareholders information regarding how the Company consults now with stakeholders in connection with human rights risk assessment.

Despite some shortcomings, Wal-Mart's description of its disclosures related to supply chain human rights risk serves to highlight the near-complete lack of disclosures involving operations risk assessment. That contrast may reflect the fact that Wal-Mart's supply chain risk assessment process is further along in its development. But substantial implementation of the Proposal would require disclosure on the risk identification and analysis process as it applies to operations, even if that disclosure states that a process has not yet been put in place or is confined to the mechanisms included in the Statement of Ethics.

The Proposal Does Not Deal With Substantially the Same Subject Matter as the 2011 Proposal

Wal-Mart argues that the Proposal deals with substantially the same subject matter as another proposal, included in the Company's 2011 proxy statement (the "2011 Proposal"), that failed to receive the level of support necessary for resubmission. The 2011 Proposal asked Wal-Mart to require its suppliers to publish an annual sustainability report, including certain items.

We recognize that both the Proposal and the 2011 Proposal involve the broad subject of human rights. But there are many important differences between the actions the proposals ask Wal-Mart to take.

First, the 2011 Proposal focused solely on supply chain issues and made no mention of human rights risk related to Wal-Mart's operations. The Proposal, by contrast, asks for reporting on human rights risk assessments involving both operations and supply chain. Human rights risk from operations is a key element of the Proposal, and its sets the Proposal apart from the 2011 Proposal.

Second, the Proposal asks Wal-Mart to report on its own process for identifying and analyzing human rights risk in its operations and supply chain. The 2011 Proposal requests that Wal-Mart use its leverage with suppliers to persuade them to issue sustainability reports. Such reports issued by suppliers could be expected to contain information not relevant to Wal-Mart at all, given that suppliers do business with companies other than Wal-Mart. Supplier reports would also not provide disclosure regarding Wal-Mart's risk assessment process, since suppliers do not oversee that process and could be expected to have knowledge about it only to the extent it affected suppliers' own operations.

Finally, the 2011 Proposal was far more detailed than the Proposal, seeking disclosure of specific incidents of non-compliance and actions taken to remedy those incidents. The Proposal's focus is on Wal-Mart's overall risk identification and analysis process, not on disclosure of granular data on suppliers' compliance with laws or Wal-Mart's Standards for Suppliers. For these reasons, the Proposal does not deal with substantially the same subject matter as the 2011 Proposal. Accordingly, we respectfully ask that Wal-Mart's request to exclude the Proposal in reliance on Rule 14a-8(i)(12) be denied.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at

*** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

Mary Pat Tifft

cc: Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Jackie Goebel

Carlton Smith

Janet Sparks

Cynthia Murray

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 1, 2013

Dear Mr. Smith:

This is in response to your letter dated February 1, 2013 concerning the shareholder proposal submitted to Wal-Mart by Mary Pat Tifft, Jackie Goebel, Cynthia Murray, Janet Sparks, and Carlton Smith. We also have received a letter from the proponents dated March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mary Pat Tifft
*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 1, 2013

The proposal requests a report on Wal-Mart's process for identifying and analyzing potential and actual human rights risks of Wal-Mart's operations and supply chain.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in Wal-Mart's proxy materials for a meeting held in 2011 and that the 2011 proposal received less than 3 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Jessica Dickerson
Attorney-Adviser